UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

Booz Allen Hamilton Holding Corporation

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

099502106

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

with copies to:

Douglas S. Manya

Booz Allen Hamilton Inc.

8283 Greensboro Drive

McLean, Virginia 22102

(703) 902-5000

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 099502106	13 D

1	Name of reporting person. Explorer Coinvest LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 42,660,000 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 42,660,000 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 42,660,000 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11); 28.84% (1)
14	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	All share percentage calculations in this Amendment to Schedule 13D are based on 147,908,527 outstanding shares of Class A common stock.

1	Name of reporting person. Explorer Manager, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 42,660,000 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 42,660,000 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 42,660,000 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11); 28.84%
14	Type of reporting person (see instructions) OO (Limited Liability Company)

1	Name of reporting person. Ralph W. Shrader
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 195,503 (1) shares
	8	Shared voting power 1,679,076 (1) shares
	9	Sole dispositive power 195,503 (1) shares
	10	Shared dispositive power 1,679,076 (1) shares
11	Aggregate amount beneficially owned by each reporting person 1,874,579 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 1.27% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Lloyd Howell, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 476,716 (1) shares
	8	Shared voting power 36,990 (1) shares
	9	Sole dispositive power 476,716 (1) shares
	10	Shared dispositive power 36,990 (1) shares
11	Aggregate amount beneficially owned by each reporting person 513,706 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.35% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Joseph Logue
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 662,441 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 662,441 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 662,441 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.45% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. John D. Mayer
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 511,007 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 511,007 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 511,007 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.35% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Horacio D. Rozanski
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 794,057 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 794,057 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 794,057 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.54% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Karen M. Dahut
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 363,255 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 363,255 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 363,255 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.25% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Elizabeth M. Thompson
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 82,311 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 82,311 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 82,311 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.06% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Nancy Laben
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 12,406 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 12,406 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 12,406 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.01% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Kevin L. Cook
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 46,478 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 46,478 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 46,478 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.02% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Joseph W. Mahaffee
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 454,249 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 454,249 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 454,249 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.31% (1)
14	Type of reporting person (see instructions) IN

Amendment No. 15 to Schedule 13D

This Amendment No. 15 amends and supplements the Schedule 13D initially filed on December 16, 2010, as amended and supplemented to date.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following information at the end thereof:

On February 2, 2015, Explorer Coinvest LLC (the “Selling Stockholder”) agreed to sell 12,000,000 shares of Class A common stock at a price of $28.36 per share (the “Offering”) to Morgan Stanley & Co. LLC (the “Underwriter”) pursuant to the terms and conditions of the underwriting agreement (the “Underwriting Agreement”) entered into between the Selling Stockholder, the Company and the Underwriter. The sale was consummated on February 6, 2015.

Pursuant to the Underwriting Agreement, the Company has agreed that, subject to specified exceptions, without the prior written consent of the Underwriter, the Company will not, during the period ending 45 days after the date of the final prospectus: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock beneficially owned or any other securities so owned or convertible into or exercisable or exchangeable for Class A common stock; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common stock, or (iii) make any demand for or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock, whether any transaction described in (i), (ii) or (iii) above is to be settled by the delivery of Class A common stock or such other securities, in cash or otherwise.

In addition, the 45-day restricted period described in the preceding paragraph will be extended if the Underwriter is unable to publish or distribute research reports on the Company pursuant to Rule 139 under the Securities Act of 1933, as amended, and/or Rule 2711 of the National Association of Securities Dealers, and: (x) during the last 17 days of the 45-day restricted period the Company issues an earnings release, or material news or a material event relating to the Company occurs; or (y) prior to the expiration of the 45-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 45-day restricted period, in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless such extension is waived in writing by the Underwriter. The Selling Stockholder has also agreed to enter into a Lock-Up Agreement with the Underwriter detailing the restrictions described above as it applies to their shares of Class A common stock, a form of which is included as an exhibit to the Underwriting Agreement.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 99.21 hereto and is incorporated herein by reference.

Following the sale of shares described above, the proxy and tag along agreements entered into among the Selling Stockholder and certain other management stockholders of the Company terminated in accordance with its terms.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

(a)-(b) The responses of each of the persons filing this Amendment to Schedule 13D (each a “Reporting Person”) with respect to Rows 11, 12 and 13 of the cover pages of this Amendment to Schedule 13D that relate to the aggregate number and percentage of Class A common stock (including but not limited to footnotes to such information) are incorporated herein by reference. Such percentages were calculated based on 147,908,527 outstanding shares of Class A common stock.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment to Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

Each of Explorer Coinvest LLC and Explorer Manager, L.L.C. may be deemed to beneficially own an aggregate of 42,660,000 shares of Class A common stock. Explorer Manager, L.L.C. is the non-member manager of Explorer Coinvest LLC. Explorer Manager, L.L.C. is managed by a seven member investment committee, which has dispositive power over the shares beneficially owned by it, and a three member management committee, which has the power to vote the shares beneficially owned by it. Each member of the investment committee and management committee of Explorer Manager, L.L.C. disclaims beneficial ownership of the shares beneficially owned by Explorer Manager, L.L.C.

Dr. Shrader may be deemed to beneficially own an aggregate of 1,874,579 shares of Class A common stock, including (i) 55,503 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 1,679,076 shares of Class A common stock held by the Ralph W. Shrader Revocable Trust, and (iii) 140,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Dr. Shrader shares investment power and voting power over the 1,679,076 shares held by the Ralph W. Shrader Revocable Trust with his wife, Janice W. Shrader.

Mr. Howell may be deemed to beneficially own an aggregate of 530,414 shares of Class A common stock, including (i) 202,078 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 116,518 shares of Class A common stock held directly, (iii) 36,990 shares of Class A common stock held by the Lloyd Howell, Jr. Trust, and (iv) 158,120 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Howell shares investment and voting power over the shares held by the Lloyd Howell, Jr. Trust with his wife, Patricia S. Howell.

Mr. Logue may be deemed to beneficially own an aggregate of 662,441 shares of Class A common stock, including (i) 291,684 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 149,759 shares of Class A common stock held directly, and (iii) 221,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Mayer may be deemed to beneficially own an aggregate of 662,441 shares of Class A common stock, including (i) 22,866 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 267,141 shares of Class A common stock held directly, and (iii) 221,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Rozanski may be deemed to beneficially own an aggregate of 794,057 shares of Class A common stock, including (i) 291,684 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 346,353 shares of Class A common stock held directly, and (iii) 156,020 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Ms. Dahut may be deemed to beneficially own an aggregate of 363,255 shares of Class A common stock, including (i) 188,275 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 92,940 shares of Class A common stock held directly, and (iii) 82,040 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Ms. Thompson may be deemed to beneficially own an aggregate of 82,311 shares of Class A common stock, including (i) 7,700 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 6,611 shares of Class A common stock held directly and (iii) 68,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Ms. Laben may be deemed to beneficially own an aggregate of 12,406 shares of Class A common stock which are issuable upon the exercise of options that may be exercised within 60 days.

Mr. Cook may be deemed to beneficially own an aggregate of 46,478 shares of Class A common stock, including (i) 1,541 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 1,945 shares of Class A common stock held directly and (iii) 42,994 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Mahaffee may be deemed to beneficially own an aggregate of 454,249 shares of Class A common stock, including (i) 22,866 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 109,588 shares of Class A common stock held directly, (iii) 91,795 shares of Class A common stock held by the Joseph W. Mahaffee Revocable Trust, and (iv) 230,000 shares of Class A common stock issuable upon the exercise of options. Mr. Mahaffee is the sole trustee of the Joseph W. Mahaffee Revocable Trust and has sole investment power and voting power over the shares held by the trust.

(c) Item 5(c) is amended by inserting the following information at the end thereof:

The information set forth in Item 4 above is hereby incorporated by reference.

On December 5, 2014, the Ralph W. Shrader Revocable Trust made a gift of 300 shares of Class A Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by inserting the following information at the end thereof:

The information set forth in Item 4 is hereby incorporated by reference.

Item 6 is hereby further amended by replacing the first paragraph of the section thereof entitled “Stockholders Agreement” with the following:

In connection with the acquisition, on July 31, 2008, the Company, Explorer Coinvest LLC (“Coinvest”), certain members of the management of the Company and certain other stockholders of the Company entered into a stockholders agreement. Effective November 8, 2010, the Stockholders Agreement was amended and restated. The Stockholders Agreement was further amended on June 12, 2012 and amended and restated on January 30, 2015. The summary below of the Amended and Restated Stockholders Agreement, which we refer to as the Stockholders Agreement, is qualified by reference to the form of Amended and Restated Stockholders Agreement filed as Exhibit 99.22 hereto.

Item 6 is hereby further amended by replacing the second paragraph of the section thereof entitled “Stockholders Agreement” with the following:

Under the Stockholders Agreement, the number of directors on the Board of the Company is set at not less than six directors and may be increased, by action of the Board, to not more than twelve directors. Three directors, who may be full-time employees of Coinvest, or its affiliates, shall be designated for nomination by Coinvest; provided, however, that the number of directors designated by Coinvest or its affiliates shall be reduced to (1) no fewer than two directors at such time as Coinvest and its affiliates hold less than twenty-five percent (25%) , but at least fifteen percent (15%), of the outstanding shares of Class A Common Stock and (2) no fewer than one director at such time as Coinvest or its affiliates hold less than fifteen percent (15%), but at least five percent (5%), of the outstanding shares of Class A Common Stock. Coinvest and its affiliates shall have no right to designate any director at such time as Coinvest and its affiliates hold less than five percent (5%) of the outstanding shares of Class A Common Stock. Coinvest and its affiliates may, in their sole discretion, choose to designate fewer directors for nomination, and the Board may, in its sole discretion choose to nominate a greater number of directors, in each case, than are provided to be designated by Coinvest and its affiliates. The two directors currently serving on the Board who were previously designated for nomination by the Chief Executive Officer shall continue to be designated for nomination to the Board until each such director’s resignation, discharge, death or retirement; provided, however, that at all times, no fewer than one director, who shall be the Chief Executive Officer of the Company, shall be designated for nomination. The Company will not decrease below six or increase above twelve the number of directors without the mutual consent of the Company and Coinvest and its affiliates (so long as Coinvest and its affiliates continue to hold at least five percent (5%) of the outstanding shares of Class A Common Stock).

Item 6 is hereby further amended by replacing the last paragraph of the section thereof entitled “Stockholders Agreement” with the following:

The Stockholders Agreement will terminate upon a sale or change of control of the Company or such time as more than sixty percent (60%) of the Company’s equity securities have been sold to the public; provided, that, Coinvest and its affiliates shall continue to have certain rights and obligations under the Stockholders Agreement, including, but not limited to, board representation, registration rights and indemnification rights until the earliest to occur of (1) the consummation of a sale or change in control of the Company or (2) such time as Coinvest and its affiliates hold less than five percent (5%) of the outstanding shares of Class A Common Stock.

Item 6 is hereby further amended by deleting the paragraph entitled “Irrevocable Proxy and Tag-Along Agreements.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended by deleting the Form of Irrevocable Proxy and Tag-Along Agreement filed as Exhibit No. 99.3 and adding the following exhibits in appropriate numerical order

Exhibit No.	Description

99.1.15	Joint Filing Agreement

99.21	Underwriting Agreement, dated as of February 2, 2015 by and between Booz Allen Hamilton Holding Corporation, Explorer Coinvest LLC, and Morgan Stanley & Co. LLC, incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed on February 6, 2015.

99.22	Amended and Restated Stockholders Agreement, dated as of January 30, 2015, incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 30, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXPLORER COINVEST, LLC
By:	Explorer Manager, L.L.C, its manager

By:	/s/ DAVID B. PEARSON
Name:	David B. Pearson
Title:	Member

EXPLORER MANAGER, L.L.C.

By:	/s/ DAVID B. PEARSON
Name:	David B. Pearson
Title:	Member

*
Ralph W. Shrader

*
Lloyd Howell, Jr.

*
Joseph Logue

*
John D. Mayer

*
Horacio D. Rozanski

*
Karen M. Dahut

*
Elizabeth M. Thompson

*
Nancy Laben

*
Kevin L. Cook

*
Joseph W. Mahaffee

*	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ TERENCE KADEN
Terence Kaden
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description

99.1.15	Joint Filing Agreement

99.21	Underwriting Agreement, dated as of February 2, 2015 by and between Booz Allen Hamilton Holding Corporation, Explorer Coinvest LLC, and Morgan Stanley & Co. LLC, incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed on February 6, 2015.

99.22	Amended and Restated Stockholders Agreement, dated as of January 30], 2015, incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 30, 2015.